Dan Gibbons +1 212 450 3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

May 8, 2024

Re:	Grayscale Bitcoin Mini Trust (BTC)

Amendment No. 1 to Registration Statement on Form S-1

Filed April 12, 2024

File No. 333-277837

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Att’n:	Michelle Miller

Mark Brunhofer

David Lin

Justin Dobbie

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale Bitcoin Mini Trust (BTC) (the “BTC Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 1, 2024, relating to Amendment No. 1 to the BTC Trust’s Registration Statement on Form S-1. The Sponsor has revised the Registration Statement and is filing Amendment No. 2 to the Registration Statement (as amended, the “Registration Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the Registration Statement.

Amendment to Form S-1 filed April 12, 2024

Unaudited Pro Forma Financial Statements, page 60

1.	We note your response to the third bullet of prior comment 4 and your pro forma financial statements. Please address the following:

•

Revise the third paragraph of your introduction and the first paragraph of Note 1 to the unaudited pro forma financial statements to reflect the current requirements of Rule 11-02 of Regulation S-X. In this regard, pro forma financial statements are no longer limited to adjustments that are directly attributable to the transaction for which pro forma effect is being given, being factually supportable and, with respect to a statement of comprehensive income, expected to have a continuing impact; and

•	We are unable to recompute all the amounts presented in your pro forma financial statements based on the description of all pro forma adjustments in Note 3. Address the following:

•

Separately provide us with the number of bitcoin assumed transferred on January 1, 2023 and the number of bitcoin used to fund the Sponsor’s Fee along with the relevant unit fair values and dollar amounts.

•

Tell us your consideration for separately presenting Transaction Accounting Adjustments under Rule 11-02(a)(6)(i) of Regulation S-X and Management’s Adjustments under Rule 11-02(a)(7) of Regulation S-X.

•	Tell us how your presentation clearly explains the assumptions underlying the calculations for the transaction accounting adjustments. Refer to Rule 11-02(a)(8) of Regulation S-X.

Response

The Sponsor has addressed each of the Staff’s comments as follows:

•

Revise the third paragraph of your introduction and the first paragraph of Note 1 to the unaudited pro forma financial statements to reflect the current requirements of Rule 11-02 of Regulation S-X. In this regard, pro forma financial statements are no longer limited to adjustments that are directly attributable to the transaction for which pro forma effect is being given, being factually supportable and, with respect to a statement of comprehensive income, expected to have a continuing impact; and

The Sponsor has revised the disclosure on pages 60 and 64 of the Registration Statement in response to the Staff’s comment.

•	We are unable to recompute all the amounts presented in your pro forma financial statements based on the description of all pro forma adjustments in Note 3. Address the following:

•

Separately provide us with the number of bitcoin assumed transferred on January 1, 2023 and the number of bitcoin used to fund the Sponsor’s Fee along with the relevant unit fair values and dollar amounts.

The Sponsor has revised the disclosure on page 65 of the Registration Statement in response to the Staff’s comment.

•

Tell us your consideration for separately presenting Transaction Accounting Adjustments under Rule 11-02(a)(6)(i) of Regulation S-X and Management’s Adjustments under Rule 11-02(a)(7) of Regulation S-X.

The Sponsor has revised the pro forma financial statements, explanatory notes and additional disclosure on pages 60-67 of the Registration Statement, to clearly identify the receipt of Bitcoin into the BTC Trust, referred to as “Transaction Accounting Adjustments,” and any subsequent adjustments that depict the registrant as an autonomous entity, referred to as “Autonomous Entity Adjustments” within the “Unaudited Pro Forma Statement of Assets and Liabilities” and “Unaudited Pro Forma Statement of Operations” and “Note 3. Transaction Accounting Adjustments and Autonomous Entity Adjustments.”

May 8, 2024	2

The Sponsor has considered the presentation of Transaction Accounting Adjustments under Rule 11-02(a)(6)(i) of Regulation S-X, which specifies, in part, that pro forma adjustments are to be calculated “…using the measurement date and method prescribed by the applicable accounting standards.” The Sponsor has also considered the presentation of Autonomous Entity Adjustments under Rule 11-02(a)(6)(ii) of Regulation S-X, which contemplates adjustments that “depict the registrant as an autonomous entity [and] must be presented in a separate column from Transaction Accounting Adjustments.” The pro forma financial statements in the Registration Statement reflect circumstances whereby the BTC Trust did not have Bitcoin or any operations prior to the receipt of the assets in the Initial Distribution and present the adjustments in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) in the columns labeled “Transaction Accounting Adjustments” and “Autonomous Entity Adjustments.” The Sponsor included in “Note 3. Transaction Accounting Adjustments and Autonomous Entity Adjustments” on pages 65-67 descriptions of the line items within the pro forma financial statements to provide investors with additional information that may be helpful to provide a fair and accurate statement of the corresponding line items, as well as management’s assumptions around the determination of fair value of the assets by identifying expected principal market of the assets.

The Sponsor advises the Staff that it has elected not to present any Management’s Adjustments under Rule 11-02(a)(7).

The Sponsor further advises the Staff that the calculations performed, valuation utilized for the price of Bitcoin and presentation of the pro forma financial statements for the BTC Trust are otherwise identical to the corresponding methodologies historically used for GBTC. The only two assumptions differing from the corresponding variables in the GBTC financial information are (i) the amount of Bitcoin in the BTC Trust and (ii) the annual rate for the Sponsor’s Fee of 0.15% for the BTC Trust.

The Sponsor submits that the presentation of Transaction Accounting Adjustments and Autonomous Entity Adjustments in the Registration Statement pursuant to and in accordance with Rule 11-02(a)(6) of Regulation S-X, respectively, provide investors with a fair and accurate view of the pro forma adjustments included therein, and does not believe that any additional financial information is required to be presented either pursuant to the requirements of Form S-1 or Article 11 of Regulation S-X, or for shareholders and investors to understand the nature and impact of the Initial Distribution.

•	Tell us how your presentation clearly explains the assumptions underlying the calculations for the transaction accounting adjustments. Refer to Rule 11-02(a)(8) of Regulation S-X.

The Sponsor has considered the guidance under Rule 11-02(a)(8) of Regulation S-X, which specifies that “all pro forma adjustments should be referenced to notes that clearly explain the assumptions involved.” The pro forma financial statements contain financial statement line items for which there is a corresponding description in “Note 3. Transaction Accounting Adjustments and Autonomous Entity Adjustments” that includes a detailed description of each line item, and in certain instances, the inputs used to calculate the financial information presented. Additionally, there is a description of the transactions that result in the receipt of Bitcoin by the BTC Trust, identification of the illustrative dates on which those transactions took place, a description of the calculation of the Sponsor’s Fee during the period after the BTC Trust’s receipt of Bitcoin, an explanation of the accounting treatment upon payment of the Sponsor’s Fee and a description of the valuation methodologies, performed in accordance with U.S. GAAP, including the identification of the Bitcoin’s principal market which is used in the presentation of the financial information in the pro forma financial statements and explanatory notes included in the Registration Statement.

May 8, 2024	3

The Sponsor has revised the disclosure on pages 65-67 of the Registration Statement to update certain explanatory notes to provide more specificity with respect to the foregoing assumptions in “Note 3. Transaction Accounting Adjustments and Autonomous Entity Adjustments,” including with respect to the number of Bitcoin assumed transferred on January 1, 2023 and the number of Bitcoin used to fund the Sponsor’s Fee along with the relevant unit fair values and dollar amounts in response to the Staff’s comment. As mentioned above, the Sponsor advises the Staff that the calculations performed, valuation utilized for the price of Bitcoin and presentation of the pro forma financial statements for the BTC Trust are otherwise identical to the corresponding methodologies historically used for GBTC. The only two assumptions differing from the corresponding variables in the GBTC financial information are (i) the amount of Bitcoin in the BTC Trust and (ii) the annual rate for the Sponsor’s Fee of 0.15% for the BTC Trust.

Initial Distribution, page 135

2.

We note your response to the first two bullets of prior comment 4 and your revised description of the transaction as an Initial Distribution that will be characterized as a sale under U.S. GAAP, which results in an accounting realization event, but does not constitute a recognition event for U.S. federal income tax purposes. Please address the following:

•

Provide us with your accounting analysis and reference authoritative guidance to support your determination to account for the transaction as a sale under U.S. GAAP instead of a spinoff considering that you acknowledge that Grayscale Bitcoin Trust (GBTC) and Grayscale Bitcoin Mini Trust (BTC) will have a parent-subsidiary relationship immediately prior to the Initial Distribution on the Distribution Date;

•	Provide us the journal entries to be recorded by both GBTC and BTC for the transaction; and

•

With respect to your predecessor response, we reissue our comment. Please tell us in greater detail your consideration of the definition of predecessor in Rule 405 of Regulation C as applied to GBTC and the guidance in Rules 3-01 and 3-02 of Regulation S-X in determining if the financial statements of GBTC are required. Provide us a comprehensive analysis as to why you believe GBTC or a portion of GBTC is not the predecessor of BTC and reference all the authoritative guidance you use to support your position.

Response

The Sponsor has addressed each of the Staff’s comments as follows:

•

Provide us with your accounting analysis and reference authoritative guidance to support your determination to account for the transaction as a sale under U.S. GAAP instead of a spinoff considering that you acknowledge that Grayscale Bitcoin Trust (GBTC) and Grayscale Bitcoin Mini Trust (BTC) will have a parent-subsidiary relationship immediately prior to the Initial Distribution on the Distribution Date;

May 8, 2024	4

In accounting for the Initial Distribution, the Sponsor has primarily considered the following authoritative guidance: (i) ASC 350-60 – Intangibles – Goodwill and Other – Crypto Assets, (ii) ASC 610-20 – Other Income – Gains and losses from the derecognition of nonfinancial assets, (iii) ASC 606 – Revenue from contracts with customers, (iv) ASC 810 – Consolidations, (v) ASC 505 – Equity and (vi) ASC 805 – Business Combinations. Based on such guidance, the Sponsor determined that the initial contribution of Bitcoin from GBTC to the BTC Trust in consideration for the distribution of BTC Shares to GBTC, in connection with the consummation of the Initial Distribution, is properly accounted for as a sale under U.S. GAAP.

The BTC Trust is not currently owned by GBTC nor is the BTC Trust consolidated by GBTC under U.S. GAAP, in accordance with ASC 810, because there are no power or variable interests held by GBTC in relation to the BTC Trust.

ASC 505-60-20 defines a spin-off as “transfer of assets that constitute a business by an entity (the spinnor) into a new legal spun-off entity (the spinnee), followed by a distribution of the shares of the spinnee to its shareholders, without the surrender by the shareholders of any stock of the spinnor.”

The initial contribution of Bitcoin from GBTC to the BTC Trust, an unrelated and unconsolidated entity at the time of such contribution, does not represent a transfer of a business, as the transferred assets do not generate any revenues or income, or otherwise meet the definition of a “business” as defined in ASC 805 – Business Combinations. Additionally, the operational step during which there is a parent-subsidiary relationship between GBTC and the BTC Trust is transitory such that the entities will again be separate legal entities and not related parties immediately after the distribution of BTC Shares to the shareholders of GBTC.

In addition, the Sponsor advises the Staff that the portion of Bitcoin owned by GBTC that will be contributed to the BTC Trust (i.e., the BTC Bitcoin Portion) does not constitute a “business” within the meaning of Article 11-01(d) of Regulation S-X. The BTC Bitcoin Portion is just a number of Bitcoin that will be determined as of the Record Date, and is not a separate entity, subsidiary or division of GBTC. Furthermore, the BTC Bitcoin Portion does not have any of the characteristics listed “among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business.” In particular, the BTC Bitcoin Portion does not produce any revenue; to be sure, there is no revenue-producing activity associated with either GBTC or the BTC Bitcoin Portion. In addition, the BTC Bitcoin Portion, which is just a pre-determined amount of a commodity akin to precious metals, does not have any physical facilities, employee base, market distribution system, sales force, customer base, operating rights, production technicals or trade names.

Based on these facts and circumstances, the Sponsor evaluated its contribution of the assets (i.e., Bitcoin) to the BTC Trust under U.S. GAAP to determine that the transfer is most appropriately treated as a sale of assets. The transfer of Bitcoin to another trust in return for consideration representing a beneficial interest in the receiving trust is not part of the normal operating activities of GBTC, and therefore the transaction does not involve a customer. For the avoidance of doubt, we note the “sale” alluded to is an accounting conclusion as between GBTC and the BTC Trust, with consideration in the form of BTC Shares, and should not be confused with the subsequent distribution of BTC Shares to GBTC Shareholders—neither of which would represent a sale or distribution for value under Section 2(a)(3) of the Securities Act.

All of the assets being transferred from GBTC to the BTC Trust are nonfinancial assets. The assets being transferred do not represent a business, as defined in ASC 805 – Business Combinations. Therefore, the Sponsor assessed the derecognition of assets in accordance with ASC 610-20, which also references ASC 606-10-25-1. The five criteria referenced therein are ultimately satisfied by completion of the Initial Distribution, given that each of GBTC and the BTC Trust are properly approving the transaction, each party’s rights and payment terms can be identified, the transaction has commercial substance and it is probable each entity will collect the consideration identified. While the ASC 610-20 analysis suggests the transaction is properly classified as a sale under U.S. GAAP, the Sponsor further advises the Staff that such conclusion remains unchanged under either circumstance where an accounting contract may or may not be deemed to exist.

May 8, 2024	5

The Sponsor also considered the guidance in ASC 606-10-25-30 and determined that, as contemplated in the Initial Distribution, there is a right for the consideration to be received, the legal title will transfer, the assets will be maintained in custody in the name of the BTC Trust, which has assumed the risks and rewards of the assets. There are no provisions or rights that would provide GBTC any right to re-acquire the transferred assets. Therefore, the ASC 606-10-25-30 analysis also characterizes the transaction as a sale under U.S. GAAP.

The Sponsor acknowledges the scope exception in ASC 610-20-15-4 regarding transfers of assets between entities under common control. However, the Sponsor advises the Staff that any brief parent-subsidiary relationship between GBTC and the BTC Trust immediately prior to consummation of the Initial Distribution is fleeting, and should not impact the analysis (and furthermore, at the time that Bitcoin is transferred from GBTC to the BTC Trust, the entities are not under common control—it is only as a result of such contribution (in exchange for shares of the BTC Trust) that a temporary parent-subsidiary relationship is formed). On the Distribution Date, the BTC Trust will issue 100% of its issued and outstanding equity interests to GBTC in consideration for the corresponding contribution of Bitcoin from GBTC to the BTC Trust, thereby becoming a subsidiary of GBTC. Shortly afterwards, on the same Distribution Date, GBTC will then distribute such BTC Shares to the GBTC Shareholders on a pro rata basis.

Prior to such transactions occurring, there is no common ownership of GBTC and the BTC Trust, as the BTC Trust will be wholly-owned by the Sponsor as a result of the issuance of the Seed Shares (which will be redeemed in full in connection with, and immediately prior to, the transactions described above). And following the consummation of such transactions, GBTC and the BTC Trust will operate as independent NYSE Arca listed exchange-traded commodity products (“ETP”), and neither will have any share ownership, beneficial or otherwise, in the other, providing all investors another spot Bitcoin ETP option.

Therefore, even if there is a brief period whereby GBTC consolidates the BTC Trust, in accordance with ASC 810, the criteria that would result in a derecognition event would still be satisfied after a momentary period of time. ASC 610-20, ASC 350 and ASC 606 acknowledge circumstances of asset transfers to entities under common control or whereby control of assets did not transfer and provides guidance that derecognition, or sales of assets, may be achieved and accounted for as such upon the satisfaction of the relevant criteria outlined in those respective sections of the codification.

•	Provide us the journal entries to be recorded by both GBTC and BTC for the transaction; and

The Sponsor advises the Staff that the timing and type of journal entries created differ based on how the Sponsor addresses the treatment of assets during the period between the Record Date and Distribution Date.

Record Date

GBTC Journal Entries:

Description	Debit ($)		Credit ($)
Dr. Net Assets	$	XX
Cr. Distribution Payable			$	XX

May 8, 2024	6

Recognition of the pending distribution to GBTC Shareholders

BTC Trust Journal Entries:

Description	Debit ($)		Credit ($)

Dr. Bitcoin Receivable	$	XX
Cr. Net Assets			$	XX

Distribution Date

GBTC Journal Entries:

Description	Debit ($)		Credit ($)

Dr. Accumulated Unrealized Gain	$	XX
Cr. Bitcoin			$	XX

To reverse unrealized gain on Bitcoin being transferred

Description	Debit ($)		Credit ($)

Dr. BTC Shares	$	XX
Cr. Bitcoin Cost			$	XX
Cr. Realized Gain/Loss			$	XX

To reflect receipt of Trust Shares at fair value (U.S. GAAP) and derecognize the Bitcoin with the difference recorded as realized gain

Description	Debit ($)		Credit ($)

Dr. Distribution Payable	$	XX
Cr. BTC Shares			$	XX

May 8, 2024	7

To derecognize the BTC Shares distributed to shareholders

BTC Trust Journal Entries:

Description	Debit ($)		Credit ($)

Dr. Bitcoin	$	XX
Cr. Net Assets			$	XX

To record the receipt at fair value (for U.S. GAAP) in exchange for the issuance of BTC Trust Shares

•

With respect to your predecessor response, we reissue our comment. Please tell us in greater detail your consideration of the definition of predecessor in Rule 405 of Regulation C as applied to GBTC and the guidance in Rules 3-01 and 3-02 of Regulation S-X in determining if the financial statements of GBTC are required. Provide us a comprehensive analysis as to why you believe GBTC or a portion of GBTC is not the predecessor of BTC and reference all the authoritative guidance you use to support your position.

The Sponsor notes that Rule 405 of Regulation C defines “predecessor” as “a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.”

The Sponsor determined that there is no such predecessor in the Initial Distribution. Even assuming a broad application of the definition, the substantive nature of the transaction would not reflect a predecessor’s financial information as being required for inclusion into the Registration Statement.

The Sponsor notes that the BTC Trust is acquiring Bitcoin as assets in exchange for BTC Shares. The BTC Trust is not acquiring a major portion of the assets of GBTC, nor do such transferred assets generate any revenues or income and all of the fair value of the assets are concentrated in a group of similar identifiable assets. Therefore, neither the transfer nor the assets represent a “business” as defined in ASC 805 – Business Combinations. Furthermore, and as discussed above, such transferred assets do not constitute a “business” within the meaning of Article 11-01(d) of Regulation S-X, and the transferred assets do not have any of the characteristics listed “among the facts and circumstances which should be considered in evaluating whether an acquisition of a lesser component of an entity constitutes a business.” In addition to the information provided in response to Comment 2 above, the Sponsor notes that any U.S. GAAP consolidation of the BTC Trust by GBTC is limited to a brief period of time and GBTC is not operating the BTC Trust in any manner during this limited time period.

The Sponsor further considered Rules 3-01 and 3-02 of Regulation S-X and respectfully advises the Staff that, even if one were to conclude that GBTC were a predecessor of the BTC Trust, the inclusion of GBTC’s financial information within the Registration Statement would not provide any substantive value to investors of the BTC Trust, and would be more likely to lead to confusion. The scope of information relating to the BTC Trust provided in the Registration Statement is substantially identical to historical information provided for GBTC, and GBTC has been an SEC reporting company for several years, including as a large accelerated filer and well-known seasoned issuer that has been subject to the reporting requirements of the Exchange Act since January 31, 2020.

Therefore, the Sponsor submits to the Staff that predecessor accounting treatment and corresponding predecessor financial information is not required to be included in connection with the Initial Distribution or the Registration Statement, given that the BTC Trust is neither acquiring a major portion of the assets of GBTC nor acquiring a “business” as defined in Rule 405 of Regulation C or ASC 805 – Business Combinations. Furthermore, even if GBTC were deemed to be a predecessor, the inclusion of GBTC’s financial information would not provide any substantive value to investors of the BTC Trust.

May 8, 2024	8

* * *

In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall, at (212) 450-4565 or joseph.hall@davispolk.com, or me, at (212) 450-3222 or dan.gibbons@davispolk.com, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Dan Gibbons

Dan Gibbons

cc:	Michael Sonnenshein

Craig Salm

Jake Karlsruher

Joseph A. Hall

Davis Polk & Wardwell LLP

May 8, 2024	9